Thacher Proffitt & Wood LLP Two World Financial Center New York, NY 10281 212.912.7400

Fax: 212.912.7751 www.tpw.com

            December 28, 2006

American Home Mortgage Securities LLC
520 Broadhollow Road
Melville, New York 11747

Opinion: Takedown
American Home Mortgage Securities LLC
Registration Statement on Form S-3, No. 333-131636-02
$1,709,785,000
American Home Mortgage Investment Trust 2006-3
Prospectus Supplement, dated December 27, 2006 (the “Prospectus Supplement”)
(including the related Prospectus, dated June 30, 2006 (the “Prospectus”)

Ladies and Gentlemen:

We have acted as counsel to American Home Mortgage Securities LLC, a limited liability company formed under the laws of the state of Delaware (the “Registrant”), in connection with the offer and sale of the securities described above (the “Notes”).

In rendering this opinion letter, we have examined the documents described above and such other documents as we have deemed necessary. We have also assumed the execution, authentication, offer and sale of the Notes pursuant to and in accordance with the Prospectus Supplement and the related indenture and underwriting agreement. The opinion expressed herein with respect to enforceability is subject to general principles of equity and the effect of bankruptcy, insolvency, fraudulent conveyance and transfer and other similar laws of general applicability affecting the rights of creditors.

In rendering this opinion letter, we do not express any opinion concerning any laws other than the federal laws of the United States, including without limitation the Internal Revenue Code of 1986, as amended, and the laws of the States of New York and, to the extent applicable, Delaware. We do not express any opinion herein with respect to any matter not specifically addressed in the opinions expressed below.

The tax opinions set forth below are based upon the existing provisions of applicable law and regulations issued or proposed thereunder, published rulings and releases of applicable agencies or other governmental bodies and existing case law, any of which or the effect of any of which could change at any time. Any such changes may be retroactive in application and could modify the legal conclusions upon which such opinions are based.

Based upon and subject to the foregoing, it is our opinion that:

1.
The Notes are legally and validly issued and legally binding obligations, enforceable under the laws of the State of New York in accordance with their terms against the statutory trust issuer thereof, fully paid and non-assessable and entitled to the benefits of the related indenture.

2.
The descriptions of federal income tax consequences appearing under the heading “Federal Income Tax Consequences” in the Prospectus Supplement, and in the Prospectus to which the Prospectus Supplement relates, while not purporting to discuss all possible federal income tax consequences of investment in the Notes, are accurate with respect to those tax consequences which are discussed, and we hereby adopt and confirm those descriptions as our opinions.

We hereby consent to the filing of this opinion letter by the Registrant in a Current Report on Form 8-K.

            Very truly yours,

            /s/ Thacher Proffitt & Wood LLP